CHESAPEAKE ENERGY CORPORATION

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

May 16, 2024

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:     Anuja Majmudar

Re:	Chesapeake Energy Corporation
Registration Statement on Form S-4
File No. 333-277555

Ladies and Gentlemen:

Chesapeake Energy Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:00 P.M., Washington, D.C. time, on May 17, 2024 or as soon as practicable thereafter, unless the Registrant or its outside counsel, Latham & Watkins LLP, notifies you otherwise prior to such time.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Kevin M. Richardson at 713.546.7415 or kevin.richardson@lw.com. The Registrant hereby authorizes Kevin M. Richardson to orally modify or withdraw this request for acceleration.

Very truly yours,

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Mohit Singh
Mohit Singh
Executive Vice President and Chief Financial Officer

Cc:

Kevin M. Richardson, Latham & Watkins LLP

William N. Finnegan IV, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP